UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

The Adams Express Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

006212104
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ¨ Rule 13d-1(b)

 ý Rule 13d-1(c)

 ¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Erik E. Bergstrom
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	3,146,000

	(6) Shared Voting Power	5,120,000

	(7) Sole Dispositive Power	3,146,000

	(8) Shared Dispositive Power	5,120,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	8,366,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	9.6%

(12)	Type of Reporting Person (See Instructions)	IN

(1)	Names of Reporting Persons.	Erik E. Bergstrom Living Trust U/A Dated 12/6/74
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	3,146,000

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	3,146,000

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,146,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	3.6%

(12)	Type of Reporting Person (See Instructions)	OO

(1)	Names of Reporting Persons.	Edith H. Bergstrom
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	100,000

	(6) Shared Voting Power	5,120,000

	(7) Sole Dispositive Power	100,000

	(8) Shared Dispositive Power	5,120,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,220,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	6.0%

(12)	Type of Reporting Person (See Instructions)	IN

(1)	Names of Reporting Persons.			Edith H. Bergstrom Living Trust U/A Dated 12/6/74
				(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization			California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	Sole Voting Power	100,000

		(6)	Shared Voting Power	0

		(7)	Sole Dispositive Power	100,000

		(8)	Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			100,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			¨

(11)	Percent of Class Represented by Amount in Row (9)			0.1%

(12)	Type of Reporting Person (See Instructions)			OO

(1)	Names of Reporting Persons.			Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust
				(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization			California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5)	Sole Voting Power	0

		(6)	Shared Voting Power	5,120,000

		(7)	Sole Dispositive Power	0

		(8)	Shared Dispositive Power	5,120,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			5,120,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			¨

(11)	Percent of Class Represented by Amount in Row (9)			5.9%

(12)	Type of Reporting Person (See Instructions)			CO

Item 1(a). Name of Issuer:

                   The Adams Express Company

Item 1(b). Address of Issuer’s Principal Executive Offices:

                   7 St. Paul Street, Suite 1140, Baltimore, Maryland 21202

Item 2(a). Names of Persons Filing:

                   Erik E. Bergstrom
                   Erik E. Bergstrom Living Trust U/A Dated 12/6/74
                   Edith H. Bergstrom
                   Edith H. Bergstrom Living Trust U/A Dated 12/6/74
                   Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

Item 2(b). Address of Principal Business Office or, if none, Residence:

                   The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom and Edith H. Bergstrom Living Trust U/A Dated 12/6/74 is P.O. Box 126, Palo Alto, California 94302. The business address of the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust is P.O. Box 520, Palo Alto, California 94302.

Item 2(c). Citizenship:

                   See Items 4 to pages 2-6 which Items are incorporated by reference herein.

Item 2(d). Title of Class of Securities:

                   Common Stock

Item 2(e). CUSIP Number:

                   006212104

Item 3.      If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
¨	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
¨	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

                   The following table specifies as February 7, 2009 the number of shares of Common Stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the Common Stock reported to be outstanding as of December 31, 2008.

Name[1]	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Number of Shares	Percentage of Outstanding Shares
Erik E. Bergstrom	3,146,000[2]	5,120,000[3]	8,366,000	9.6%
Erik E. Bergstrom Living Trust U/A Dated 12/6/74	3,146,000	0	3,146,000	3.6%
Edith H. Bergstrom	100,000[4]	5,120,000[5]	5,220,000	6.0%
Edith H. Bergstrom Living Trust U/A Dated 12/6/74	100,000	0	100,000	0.1%
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust	0	5,120,000	5,120,000	5.9%

     1The reporting persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.
     2Consists of 3,146,000 shares of Common Stock owned by the Erik E. Bergstrom Living Trust U/A Dated 12/6/74.
     3Consists of 5,120,000 shares of Common Stock owned by the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.
     4Consists of 100,000 shares of Common Stock owned by the Edith H. Bergstrom Living Trust U/A Dated 12/6/74.
     5Consists of 5,120,000 shares of Common Stock owned by the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust. Pursuant to Rule 13d-4, Edith H. Bergstrom hereby disclaims beneficial ownership of all shares owned by Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.

Item 5.      Ownership of Five Percent or Less of a Class

                   Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                   Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not applicable.

Item 8.      Identification and Classification of Members of the Group

                   See Exhibit 1

Item 9.      Notice of Dissolution of Group

                   Not applicable.

Item 10.     Certification

                   By signing below, I certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

/s/ Erik E. Bergstrom
Erik E. Bergstrom

/s/ Edith H. Bergstrom
Edith H. Bergstrom

Erik E. Bergstrom Living Trust U/A Dated 12/6/74

By: /s/ Erik E. Bergstrom
Erik E. Bergstrom
Trustee

Edith H. Bergstrom Living Trust U/A Dated 12/6/74

By: /s/ Edith H. Bergstrom
Edith H. Bergstrom
Trustee

Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

By: /s/ Erik E. Bergstrom
Erik E. Bergstrom
Trustee

EXHIBIT INDEX

Exhibit 1	Identity of Group Members	Page 11
Exhibit 2	Joint Filing Undertaking	Page 12

EXHIBIT 1

IDENTITY OF GROUP MEMBERS

                   Erik E. Bergstrom

                   Erik E. Bergstrom Living Trust U/A Dated 12/6/74

                   Edith H. Bergstrom

                   Edith H. Bergstrom Living Trust U/A Dated 12/6/74

                   Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

EXHIBIT 2

JOINT FILING UNDERTAKING

     The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 13, 2009

/s/ Erik E. Bergstrom
Erik E. Bergstrom

/s/ Edith H. Bergstrom
Edith H. Bergstrom

Erik E. Bergstrom Living Trust U/A Dated 12/6/74

By: /s/ Erik E. Bergstrom
Erik E. Bergstrom
Trustee

Edith H. Bergstrom Living Trust U/A Dated 12/6/74

By: /s/ Edith H. Bergstrom
Edith H. Bergstrom
Trustee

Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

By: /s/ Erik E. Bergstrom
Erik E. Bergstrom
Trustee